Via Facsimile and U.S. Mail
Mail Stop 6010

September 4, 2008

Mr. Jing'an Wang
Chairman and Chief Executive Officer
Huifeng Bio-Pharmaceutical Technology, Inc.
16B/F Ruixin Road Bldg. No. 25
Gaoxin Road Xi An 710075
Shaanxi Province
China

> **Re:** **Huifeng Bio-Pharmaceutical Technology, Inc.**
> **Form 10-KSB for the Annual Period Ended December 31, 2007**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2008**
> **File No. 0-32253**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the annual period ended December 31, 2007

Item 8A. Controls and Procedures, page 21

1.   Although you appear to provide your report on your internal control over financial reporting under Item 308T of Regulation S-B, you do not appear to disclose your assessment of disclosure controls and procedures under Item 307 of Regulation S-B. Please amend your filing to provide your assessment of the effectiveness of your disclosure controls and procedures. In addition, please consider whether your failure to disclose your conclusion regarding the effectiveness of disclosure

controls and procedures as of December 31, 2007 impacts your conclusions regarding their effectiveness.

Exhibits 31: Certifications

2.   Please revise your certifications to provide the wording exactly as required by Item 601(b)(31) of Regulation S-B. In this regard, please ensure that your revised certifications for your 2007 Form 10-KSB and your March 31, 2008 Form 10-QSB address the following items:

- Please revise your introductory sentence to remove the officer's title and company name;
- Please revise certification number 1 to remove the words "the small business issuer's" and the period covered by the report and to add the company name;
- Please revise the introductory sentence to certification number 4 to include your responsibilities regarding internal control over financial reporting;
- Please add certification number 4b regarding internal control over financial reporting; and
- Please do not include the adjective "quarterly" used to describe the report in your June 30, 2008 certifications.

Form 10-QSB for the quarterly period ended March 31, 2008

Item 3. Controls and Procedures, page 14

3.   You disclose that your disclosure controls and procedures require additional diligence to be considered effective. In addition, you indicate that the definition of disclosure controls and procedures is contained in Rule 13a-14(c). This rule was superseded by Exchange Act Rule 13a-15(e). Please revise your disclosure to definitively state whether your disclosure controls and procedures at March 31, 2008 were effective or ineffective. In addition, please revise your disclosure to reference the appropriate rule.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant